Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

Employee Update – Acquisition Announcement

I have some very exciting and important news that I want to share with all Powerwave employees. Today, Powerwave Technologies announced that it will acquire LGP Allgon Holding AB to create a leading wireless infrastructure company with a strong presence in transmit and receive RF power amplification, filters, base station antenna products and coverage solutions.

The rationale for the acquisition of LGP Allgon by Powerwave is simple. Powerwave is the leader in power amplifier solutions and LGP Allgon is a key provider in the tower mounted amplifier and site optimization market. Powerwave holds a strong position with North American wireless operators and systems suppliers. LGP Allgon has excelled in developing strategic relationships with the leading wireless operators and system suppliers, particularly in the European market. Together we will be able to do more to provide solutions throughout the wireless infrastructure market.

We believe the combination of Powerwave and LGP Allgon offers important benefits. By combining our strengths, we not only create an industry leading portfolio of products, technologies and solutions, we’re assembling an extraordinary team of people, know how, and global resources. With strong cross-selling synergies and access to new markets, we see tremendous opportunity for our combined organizations as we work to grow market share.

There is a great deal of work to be done by both organizations in order to facilitate an effective and synergistic combination of our companies. We will be forming cross-functional and cross-organizational integration teams to accomplish this. We will be providing regular updates to managers as it relates to their roles and responsibilities on the Managers Toolkit, as well as providing a folder on the PowerWEB that shares more details about LGP Allgon and the steps being taken in our integration. In addition, I have attached a copy of today’s announcement for your information.

This transaction represents an important milestone for Powerwave. We will be holding an All Powerwave Employee Meeting today December 1st at 9:00 a.m. PST, 12:00 p.m. EST, and 5:00 p.m. UK time at which time I look forward to sharing with you in more detail this exciting new development in the growth of Powerwave.

Bruce Edwards

Additional Information and Where to Find It

Powerwave intends to file a proxy statement on Schedule 14A in connection with the proposed transaction. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An English translation of the document will be provided to U.S. shareholders of LGP Allgon and filed with the Securities and Exchange Commission, or SEC, under Form CB. We urge you to read the proxy statement, the exchange offer prospectus and other relevant materials when they become available because they will contain important information about Powerwave, LGP Allgon and the proposed transaction. You may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the proxy statement and exchange offer prospectus (when they become available) may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction either will be included in the proxy statement, or incorporated into the proxy statement by reference, as permitted by the rules of the Securities Exchange Act of 1934.